February 14, 2011

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549
Attention:                      David L. Orlic
Special Counsel, Office of Mergers & Acquisitions

Re:           Keystone Consolidated Industries, Inc.
Schedule TO-T
Filed by Contran Corporation on February 1, 2011
File No. 005-31481

Dear Mr. Orlic:

Contran Corporation (“Contran”) has electronically filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 (the “Amendment No. 1”) to its Tender Offer Statement on Schedule TO, originally filed on February 1, 2011 (the “Tender Offer Statement”).  The Tender Offer Statement relates to Contran’s offer to purchase for cash (the “Tender Offer”) up to 2,600,000 shares of common stock of Keystone Consolidated Industries, Inc. (“Keystone”), on the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal, which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement.

Based on factual information supplied by Contran, set forth below are Contran’s responses to the comments contained in the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated February 9, 2011, to Bobby D. O’Brien regarding the Tender Offer Statement.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff comment letter.

General

1.	Comment: Please provide your analysis as to the applicability of Rule 13e-3 to the tender offer.

Response:  Contran previously considered the applicability of Rule 13e-3, and concluded that the Tender Offer is not subject to Rule 13e-3.  While Contran may be deemed an “affiliate” of Keystone within the meaning of Rule 13e-3, the Tender Offer does not meet the requirements necessary to be deemed a “Rule 13e-3 Transaction” pursuant to Rule 13e-3.  Specifically, the Tender Offer is not a Rule 13e-3 Transaction because it is not reasonably likely the effects of the Tender Offer will satisfy the requirements of Rule 13e-3(a)(3)(ii).  Upon expiration of the Tender Offer, the common stock of Keystone will not be eligible for termination of registration under Rule 12g-4 or Rule 12h-6 and the reporting obligations of Keystone with respect to its common stock will not be eligible for termination under Rule 12h-6 or suspension under Rule 12h-3 or section 15(d).  Further, upon expiration of the Tender Offer, the common stock of Keystone will still be eligible for quotation by a market maker on the OTC Bulletin Board (the “OTCBB”).

Pursuant to Rule 12g-4, the registration of Keystone’s common stock would only be eligible for termination if, after giving effect to the Tender Offer, Keystone’s common stock is held of record by (a) less than 300 persons or (b) less than 500 persons, where the total assets of Keystone have not exceeded $10 million on the last day of each of Keystone’s most recent three fiscal years.  Since Keystone’s total assets on the last day of each of Keystone’s most recent three fiscal years exceeded $10 million, the registration of Keystone’s common stock would only be eligible for termination if it is held of record by less than 300 persons.

Based on the composition of Keystone’s shareholder base, D. F. King & Co., Inc. (Contran’s information agent for the Tender Offer) has advised Contran that in its experience, it would be highly unlikely that Keystone common stock would be held of record by less than 300 persons following completion of the Tender Offer, and therefore it is not reasonably likely that the registration of Keystone’s common stock would become eligible for termination pursuant to Rule 12g-4.

For similar reasons, the registration of Keystone’s common stock may not be suspended pursuant to Rule 12h-3 or section 15d of the Exchange Act.

Also, currently the common stock of Keystone is quoted by a market maker on the OTCBB.  Since the OTCBB is a quotation service and not an issuer listing service or securities market, there are no listing requirements that must be met by an OTCBB issuer.  However, in order for a security to be eligible for quotation by a market maker on the OTCBB, the security must be registered with the Securities and Exchange Commission (the “Commission”).  Accordingly, because Keystone’s common stock is registered with the Commission under the Exchange Act and since, for the reasons discussed above, it is highly unlikely such registration would become eligible for termination as a result of the Tender Offer, Contran believes that Keystone’s common stock will continue to be eligible for quotation by a market maker on the OTCBB following completion of the Tender Offer.

While for the reasons stated above Rule 13e-3 is not applicable to the Tender Offer and it is highly unlikely that the Tender Offer will cause Keystone common stock to be held of record by less than 300 persons, in response to the Staff’s comment, we have revised the Tender Offer Statement to ensure that, after giving effect to the Tender Offer, Keystone common stock continues to be held of record by at least 300 persons.  Specifically, Contran has revised the Tender Offer to provide that in the event Contran has determined that consummation of the Tender Offer and the purchase of Keystone shares of common stock pursuant to the Tender Offer would cause Keystone common stock to be held of record by fewer than 300 persons, Contran will impose an equitable proration factor to each tendering holder’s shares of Keystone common stock tendered (with adjustments to avoid purchases of fractional shares) based upon the number of shares of Keystone common stock validly tendered by the expiration date and not properly withdrawn, such that, following completion of the Tender Offer, Keystone common stock will continue to be held of record by not less than 300 persons and accordingly Keystone will continue to be subject to the reporting requirements of the Exchange Act.  Please see numbered paragraphs 2 and 5 of Amendment No. 1.

2.
Comment:  Please tell us what consideration was given to including Mr. Harold C. Simmons as a bidder.  We note that Mr. Simmons beneficially owns approximately 62% of the Keystone common stock and substantially all of the Contran common stock.  Please refer to the factors discussed in Section II.2.D of the Current Issues and Rulemaking Projects Outline (November 14, 2000).  To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually.  You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Response:  Rule 14d-1 defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made.”  As the Staff has indicated, and as disclosed in the Tender Offer Statement, substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (for which Mr. Simmons is the sole trustee) or is held directly by Mr. Simmons or other persons or entities related to Mr. Simmons.  However, as the Commission has noted in Section II.2.D of the Current Issues and Rulemaking Projects Outline (November 14, 2000), control of Contran through “share ownership does not mean that the [person] is automatically viewed as a bidder.  Instead, we look at the parent's or control person's role in the tender offer.  Bidder status is a question that is determined by the particular facts and circumstances of each transaction.”

Contran management, including Mr. Simmons, as an officer of Contran, determined the terms and conditions of the Tender Offer that were recommended to the Contran board of directors for approval.  Mr. Simmons, like all other directors of Contran, considered and approved all of such terms and conditions, and authorized Contran management to commence the Tender Offer.

Contran was not formed or incorporated for the purpose of commencing the Tender Offer.  Contran has been in existence for over 40 years, and Contran has held shares of Keystone common stock for over 20 years.  Moreover, as stated in the Tender Offer Statement, Contran is a holding company with substantial operations conducted through wholly-owned and majority-owned subsidiaries, and less than majority-owned affiliates, many of whom are publicly traded.  As disclosed in the Tender Offer Statement, these publicly-traded subsidiaries and affiliates include Keystone, Valhi, Inc. (“Valhi”) and Titanium Metals Corporation (“TIMET”).  Valhi, a publicly traded company approximately 94% controlled by Contran, is also primarily a holding company with substantial assets and operations conducted through other publicly traded companies, including Kronos Worldwide, Inc. and CompX International Inc.  Contran is the largest shareholder of TIMET, although Contran owns less than a majority of TIMET’s outstanding common shares.  Keystone and Valhi are consolidated subsidiaries of Contran, and Contran accounts for its ownership interest in TIMET by the equity method.  At December 31, 2009, Contran reported total assets of $2.98 billion.  Substantially all of Contran’s total assets at such date are attributable to such publicly-traded entities ($240.4 million attributable to Keystone, $2.366 billion attributable to Valhi and $312.4 million attributable to TIMET).  Similarly, substantially all of Contran’s total assets at September 30, 2010 are also attributable to Valhi, Keystone and TIMET.  For the year ended December 31, 2009, Contran reported total net sales of $1.597 billion.  Substantially all of Contran’s total sales for such period are also attributable to such publicly-traded entities ($1.272 billion attributable to Valhi and $322.3 million attributable to Keystone).  Similarly, substantially all of Contran’s total net sales for the nine-month period ended September 30, 2010 are also attributable to Valhi and Keystone.  Accordingly, Contran is an established entity with substantial operations and assets.

Contran’s existing cash, combined with its borrowing availability under its existing fully committed revolving credit facility, is more than sufficient to cover the aggregate purchase price, plus fees and expenses of the Tender Offer. In this regard, please see our response to the Staff’s comments #3 and  #8 below.  Contran is not relying on Mr. Simmons to provide it with any financing relating to the Tender Offer.

As mentioned above and as disclosed in the Tender Offer Statement, Mr. Simmons may be deemed to control Contran and, since Contran, prior to the Tender Offer, already controlled approximately 61.7% of Keystone’s common stock, Mr. Simmons may also be deemed to control Keystone.  However, as disclosed in Amendment No. 54 to a Schedule 13D regarding shares of Keystone common stock filed by Contran and Mr. Simmons, Mr. Simmons disclaims beneficial ownership of any shares of Contran stock held by the various trusts for which he is sole trustee, as well as any shares of Keystone common stock held by Contran.

Overall, the particular facts and circumstances relating to the Tender Offer make clear that, though Mr. Simmons may be deemed to control Contran through the ownership of Contran stock held by the various trusts for which he is sole trustee, given Contran’s substantial assets, long history and longstanding relationship with Keystone, Mr. Simmons is not a “bidder” within the meaning Rule 14d-1.  This conclusion is also consistent with the last paragraph of Section II.2.D of the Current Issues and Rulemaking Projects Outline (November 14, 2000), which notes that “if a named bidder is an established entity with substantial operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.”

3.
Comment:  Given that you do not appear to qualify for the safe harbor in Instruction 2 to Item 10 of Schedule TO, please tell us why you believe that financial statements of Contran are not material.  We note that Contran may need to access credit lines in order to finance the purchase.

Response: As set forth in Instruction 1 to Item 10 of Schedule TO, “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.”  The Staff accurately points out that Contran does not qualify for the safe harbor in Instruction 2 to Item 10 of Schedule TO, despite the fact that the consideration offered in the Tender Offer consists solely of cash and that the Tender Offer is not subject to any financing condition, Contran itself is not a public reporting company and Contran is seeking to acquire up to 2,600,000 shares of Keystone common stock rather than all shares of Keystone common stock not already held by Contran.  However, whether Contran meets the safe harbor provisions of Instruction 2 to Item 10 of Schedule TO is not dispositive as to whether Contran’s financial condition is material to a security holder's decision whether to sell, tender or hold Keystone common stock.

As disclosed in the Tender Offer Statement, the Tender Offer is not subject to a financing condition.  Further, Contran is not seeking any new financing for the Tender Offer, nor is Contran required to seek any financing to complete the Tender Offer.  Rather, Contran will purchase shares of Keystone common stock tendered in the Tender Offer with Contran’s available cash resources, including borrowings under its existing fully committed revolving credit facility.  Any such borrowings are not subject to any material conditions or restrictions on Contran’s ability to so borrow.  As discussed below in response to the Staff’s comment #8, Amendment No. 1 describes such committed credit facility and includes as an exhibit thereto the underlying agreement with respect to such committed credit facility.

As disclosed in the Tender Offer Statement, if Contran acquires all 2,600,000 shares of Keystone common stock it is seeking in the Tender Offer, the aggregate purchase price for such shares will be $16.9 million, not including fees and expenses, which Contran estimates to be approximately $150,000.  Contran’s existing cash, combined with its borrowing availability under its existing committed revolving credit facility, is more than sufficient to cover the aggregate purchase price, plus fees and expenses of the Tender Offer.

Also, as disclosed in the Tender Offer Statement, and as discussed above in our response to the Staff’s comment #2, Contran is a holding company with substantial operations conducted through wholly-owned and majority-owned subsidiaries, and less than majority-owned affiliates, many of whom are publicly traded.  As disclosed in the Tender Offer Statement, these publicly-traded subsidiaries and affiliates include Keystone, Valhi and TIMET.  Keystone and Valhi are consolidated subsidiaries of Contran, and Contran accounts for its ownership interest in TIMET by the equity method.  As also discussed above in our response to Comment #2, a substantial portion of Contran’s total assets and total net sales are attributable to Valhi, Keystone and TIMET. As publicly-traded entities, financial information about each of these entities is readily available.

Accordingly, given the relatively small amount of funds needed to consummate the Tender Offer, the fact that the consideration being offered in the Tender Offer is all cash, the lack of any financing condition, the existing relationship between Contran and Keystone and the fact that a substantial portion of Contran’s total asset and total net sales are attributable to Valhi, Keystone and TIMET (public reporting companies for which financial information is readily available), Contran does not believe disclosure of its financial statements is material to a security holder's decision whether to sell, tender or hold Keystone common stock.

Offer to Purchase

What is the purpose of the tender offer?, page 3

4.
Comment:  Please state unequivocally the specific federal income tax consequences of the transaction to Keystone.  You disclose only that Keystone will “generally” pay federal income taxes in the amounts it would have paid had it not been a member of Contran’s consolidated federal income tax group.  You also state that payments will be computed using tax elections made by Contran.

Response:  In response to the Staff’s comment, the Tender Offer Statement has been revised accordingly.  Please see numbered paragraphs 3 and 6 of Amendment No. 1.

When will you pay for the shares I tender?, page 5

5.
Comment:  We note the disclosure indicating that you will pay the purchase price “as promptly as practicable” after expiration of the tender offer and determination of any proration factor.  Rule 14e-1(c) requires that you make payment “promptly” upon expiration of the tender offer.  Please revise this language.  Also, please advise how you determined that five trading days between expiration and payment satisfies the standard of Rule 14e-1(c).

Response:  In response to the Staff’s comment, the Tender Offer Statement has been revised accordingly.  Please see numbered paragraph 4 of Amendment No. 1.

We have been advised by Computershare Trust Company, N.A., which is acting as the depositary in connection with the tender offer (the “Depositary”), that it will require five OTCBB trading days after the expiration of the tender offer to determine and announce the final results of proration.  Until the results of proration are finally determined, the number of shares of common stock to be purchased from each tendering holder is not determinable.  As stated in the Offer to Purchase, and consistent with customary practice, tendering holders who elect to tender through delivery of a notice of guaranteed delivery will have three OTCBB trading days following delivery of such a notice to deliver certificates evidencing shares of common stock, or a book−entry confirmation for the delivery of shares of common stock, the Letter of Transmittal, or, in the case of a book−entry transfer, an agent’s message, and any other documents required by the Letter of Transmittal.  If notices of guaranteed delivery are delivered on the expiration date of the tender offer, only on the third business day thereafter will the Depositary be in a position to run a final report of valid tenders (both electronic and physical).  The Depositary would then complete the proration analysis within two OTCBB trading days after it confirms the validity of the report and communicate the analysis to Contran.  After our discussions with the Depositary and a review of other precedents, we believe this timing falls within customary practice of the financial community, given the facts and circumstances of this transaction, and complies with Contran’s requirements under Rule 14e-1(c).

Material U.S. Federal Income Tax Consequences, page 17

6.	Comment: Please provide an analysis supporting your reference to Treasury Department Circular 230, or delete the legend.

Response:  In response to the Staff’s comment, we have revised the Tender Offer Statement to delete the Circular 230 legend from the Offer to Purchase.  Please see numbered paragraph 6 of Amendment No. 1.

Certain Information Concerning Keystone, page 21

7.
Comment:  We note that you will not seek to acquire shares pursuant to the tender offer until the expiration of at least 10 business days following the filing by Keystone of a Form 8-K furnishing preliminary results for specified periods.  Thus, the filing of the Form 8-K functions as a condition to the tender offer, but it does not appear as such in Section 13 of the offer.  Please advise.

Response:  In response to the Staff’s comment, the Tender Offer Statement has been revised accordingly.  Please see numbered paragraphs 9 and 10 of Amendment No. 1.

Source and Amount of Funds, page 28

8.
Comment:  We note that you may fund purchases pursuant to the tender offer with borrowings under existing revolving credit facilities.  Accordingly, please provide the disclosure required by Item 1007(b) and (d) and Item 1016(b) of Regulation M.A.

Response:  In response to the Staff’s comment, the Tender Offer Statement has been revised accordingly.  Please see numbered paragraph 7 of Amendment No. 1, and Exhibits (b)(1) through (b)(6) of Amendment No. 1.

Conditions of the Tender Offer, page 28

9.
Comment:  All offer conditions, except those related to receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before payment for the shares.  Please revise the language in the first paragraph of this section accordingly.

Response:  In response to the Staff’s comment, the Tender Offer Statement has been revised accordingly.  Please see numbered paragraph 8 of Amendment No. 1.

Miscellaneous, page 33

10.
Comment:  You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions.  Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i).  If you are attempting to rely on Rule 13e-4(f)(9)(2), we note that Rule 13e-4(f)(9)(2) is restricted to state law.  Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.  Similar language appears on page ii and elsewhere in your offer documents.

Response:  In response to the Staff’s comment, Contran confirms that it is referring only to excluding holders of Keystone common stock located in a U.S. state.  Accordingly, in response to the Staff’s comment, the Tender Offer Statement has been revised.  Please see numbered paragraphs 1 and 11 of Amendment No. 1.

Schedule A, page A-1

11.	Comment: You do not appear to have provided all information required by Item 1003(c)(1) and (2) of Regulation M.A. Please revise your disclosure to include that information.

Response:  In response to the Staff’s comment, the Tender Offer Statement has been revised accordingly.  Please see numbered paragraph 12 of Amendment No. 1.

*           *           *

In response to the closing comments of the Staff’s comment letter, Contran has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with its response to the Staff’s comments, that:

•	Contran is responsible for the adequacy and accuracy of the disclosure in Contran’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Contran may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6954.

Very truly yours,

                                                                                                /s/Neel Lemon
Neel Lemon

cc:	Bobby D. O’Brien

Contran Corporation